Filed pursuant to Rule 433

Free Writing Prospectus dated August 12, 2020

Registration Statement No.: 333-238506

CVS HEALTH CORPORATION

Pricing Term Sheet—August 12, 2020

$1,500,000,000 1.300% Senior Notes due 2027

$1,250,000,000 1.750% Senior Notes due 2030

$1,250,000,000 2.700% Senior Notes due 2040

Issuer:	CVS Health Corporation (the “Issuer”)

Description of Securities:

$1,500,000,000 1.300% Senior Notes due 2027 (“2027 Notes”)

$1,250,000,000 1.750% Senior Notes due 2030 (“2030 Notes”)

$1,250,000,000 2.700% Senior Notes due 2040 (“2040 Notes” and, together with the 2027 Notes and the 2030 Notes, the “Notes”)

Maturity Dates:	August 21, 2027 for the 2027 Notes August 21, 2030 for the 2030 Notes August 21, 2040 for the 2040 Notes

Settlement Date:	August 21, 2020 (T+7)

Extended Settlement:	It is expected that delivery of the Notes will be made, against payment of the Notes, on or about August 21, 2020, which will be the seventh business day in the United States following the date of pricing of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two business days (T+2), unless the parties to any such transaction expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the Prospectus Supplement dated August 12, 2020 will be required, because the Notes initially will settle within seven business days (T+7) in the United States, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to August 21, 2020 should consult their advisors.

Issue Prices:	99.720% of principal amount for the 2027 Notes 99.836% of principal amount for the 2030 Notes 99.954% of principal amount for the 2040 Notes

Coupons:	1.300% for the 2027 Notes 1.750% for the 2030 Notes 2.700% for the 2040 Notes

Benchmark Treasury:	2027 Notes: 0.375% UST due July 31, 2027 2030 Notes: 0.625% UST due May 15, 2030 2040 Notes: 2.000% UST due February 15, 2050

Benchmark Treasury Price and Yield:	2027 Notes: 99-06+; 0.492% 2030 Notes: 99-19; 0.668% 2040 Notes: 115-22; 1.353%

Spread to Benchmark Treasury:	2027 Notes: +85 basis points (0.85%) 2030 Notes: +110 basis points (1.10%) 2040 Notes: +135 basis points (1.35%)

Yield to Maturity:	2027 Notes: 1.342% 2030 Notes: 1.768% 2040 Notes: 2.703%

Interest Payment Dates:	Semiannually on August 21 and February 21, commencing on February 21, 2021.

Record Dates:	August 6 and February 6

Optional Redemption Provisions:

2027 Notes: Prior to June 21, 2027 (two months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 15 basis points. On or after June 21, 2027, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2027 Notes being redeemed.

2030 Notes: Prior to May 21, 2030 (three months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 20 basis points. On or after May 21, 2030, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes being redeemed.

2040 Notes: Prior to February 21, 2040 (six months prior to the maturity date), make-whole call at any time at the greater of 100% or discounted present value at Treasury Yield plus 25 basis points. On or after February 21, 2040, redeemable at a redemption price equal to 100% of the aggregate principal amount of the 2040 Notes being redeemed.

Change of Control:	Upon certain change of control events, the Issuer will be required to make an offer to purchase the Notes in cash at a price equal to 101% of their aggregate principal amount.

Joint Book-Running Managers:	BARCLAYS CAPITAL INC. BOFA SECURITIES, INC. GOLDMAN SACHS & CO. LLC CITIGROUP GLOBAL MARKETS INC. MIZUHO SECURITIES USA LLC

Co-Managers:

J.P. MORGAN SECURITIES LLC

MUFG SECURITIES AMERICAS INC.

RBC CAPITAL MARKETS, LLC

TRUIST SECURITIES, INC.

U.S. BANCORP INVESTMENTS, INC.

WELLS FARGO SECURITIES, LLC

CREDIT SUISSE SECURITIES (USA) LLC

FIFTH THIRD SECURITIES, INC.

PNC CAPITAL MARKETS LLC

SANTANDER INVESTMENT SECURITIES INC.

SMBC NIKKO SECURITIES AMERICA, INC.

BNY MELLON CAPITAL MARKETS, LLC

ICBC STANDARD BANK PLC[1]

KEYBANC CAPITAL MARKETS INC.

LOOP CAPITAL MARKETS LLC

TD SECURITIES (USA) LLC

DREXEL HAMILTON, LLC

GUGGENHEIM SECURITIES, LLC

SAMUEL A. RAMIREZ & COMPANY, INC.

CUSIP Numbers:	2027 Notes: 126650 DM9 2030 Notes: 126650 DN7 2040 Notes: 126650 DP2

Ratings*:	Baa2 (Moody’s) / BBB (S&P)
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

[1]

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

Changes to Preliminary Prospectus Supplement

Other Relationships

The following paragraph shall replace the first paragraph under the heading “Underwriting—Other Relationships” in the Preliminary Prospectus Supplement:

From time to time, certain of the underwriters and/or their respective affiliates have directly and indirectly engaged, and may engage in the future, in investment and/or commercial banking transactions with us for which they have received, or may receive, customary compensation, fees and expense reimbursement. Barclays Capital Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will act as dealer managers for the Tender Offers. To the extent any of the underwriters or their affiliates own notes that are the subject of the Tender Offers they may tender such notes pursuant to the terms of the Tender Offers. A member of our board of directors is an officer of Bank of America Corporation, an affiliate of one of the underwriters. An affiliate of one of the underwriters, BNY Mellon Capital Markets, LLC, is acting as Trustee, Registrar and Paying Agent in the offering.

Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and the preliminary prospectus supplement from Barclays Capital Inc. by calling toll-free 1-888-603-5847, BofA Securities, Inc. by calling toll-free 1-800-294-1322 or emailing dg.prospectus_requests@bofa.com or Goldman Sachs & Co. LLC by calling toll free 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.